[Wachtell, Lipton, Rosen & Katz Letterhead]

October 7, 2016

VIA FEDEX AND EDGAR

J. Nolan McWilliams

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed September 29, 2016

File No. 333-213390

Dear Mr. McWilliams:

On behalf of Tesla Motors, Inc. (“Tesla” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on August 31, 2016, as amended twice on September 19, 2016 and on September 29, 2016 (the “Registration Statement”), contained in your letter dated October 6, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 4”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 4.

Registration Statement on Form S-4

General

1.	We note your response to our prior comment 1 and to comment 1 in our letter dated September 16, 2016. Without necessarily agreeing with your analysis regarding the availability of the exception in Rule 13e-3(g)(2) to this transaction, we will not undertake any further review of this issue at this time.

Response:

We acknowledge the Staff’s comment, and we understand that further response from the Company is not required.

Exhibit 8.1

2.	Please have counsel revise the second sentence of the second paragraph in Exhibit 8.1 to state that the prospectus discussion of tax consequences is counsel’s opinion. Similarly, please have counsel revise the second full paragraph on page 2 of Exhibit 8.2. The accuracy of the prospectus discussion is not an appropriate subject of a tax opinion. For additional guidance, please refer to section III. C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, Wachtell, Lipton, Rosen & Katz, counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to SolarCity Corporation, have revised their respective opinions in Exhibit 8.1 and Exhibit 8.2.

*    *    *    *    *    *

We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact David C. Karp at (212) 403-1327 or by email at DCKarp@wlrk.com or the undersigned at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Ronald C. Chen
Ronald C. Chen
cc:	Tesla Motors, Inc.

Todd A. Maron

Philip L. Rothenberg

Jonathan A. Chang

M. Yun Huh

Denise Ho

Wachtell, Lipton, Rosen & Katz

David C. Karp

SolarCity Corporation

Seth R. Weissman

Phuong Y. Phillips

Matthew M. Tolland

Skadden, Arps, Slate, Meagher & Flom LLP

Thomas J. Ivey

Kenton J. King

Leif B. King